ChampionsGate Acquisition Corporation

May 12, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ChampionsGate Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed May 6, 2025

File No. 333-283689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated May 8, 2025 (the “Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Amendment No. 4 to the Registration Statement on Form S-1 via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form S-1 filed May 6, 2025

Cover Page

1.	To the extent you have any plans to issue founder shares or Sponsor HoldCo membership interests to third parties, including any non-managing HoldCo investors, please revise your disclosures where appropriate to briefly describe such plans. In this regard, we note that your cover page disclosure appears to suggest you may issue founder shares to non-managing HoldCo investors. We also note references elsewhere to indirect ownership of founder shares by non-managing HoldCo investors. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company no longer seeks to pursue an initial public offering with any anchor investors who would participate as non-managing HoldCo investors. Moving forward, there is no intent to issue founder shares or Sponsor HoldCo membership interests to any non-managing HoldCo investors. Any references in the Registration Statement to the issuance of founder shares or Sponsor HoldCo membership interests to non-managing HoldCo investors were incorrect. Therefore, we have removed any such references throughout the Amended S-1, including on the cover page and pages 1, 110 and 132.

Use of Proceeds, page 78

2.	We note your revised use of proceeds disclosure and the removal of the following items from the use of the net proceeds not held in the trust account:

	●	Legal, accounting, due diligence, travel, and other expenses in connection with any business combination;

	●	Legal and accounting fees related to regulatory reporting obligations; and

	●	Nasdaq continued listing fees.

Please reinstate this disclosure, as applicable, or advise us why the company will not have to incur these expenses.

Response: In response to the Staff’s comment, we respectfully advise the Staff that on May 11, 2025, the offer letters to the CEO and CFO of the Company were amended to restructure the compensation arrangements under such offer letters, with the amendments filed as part of Exhibits 10.7 and 10.8 to the Amended S-1. We have also updated the relevant offer letter disclosure in the Amended S-1 on the cover page and pages 9, 24, 79, 102, and 124-126. In addition, with the reduced management compensation, we have restored and revised the use of proceed table for the working capital allocations, as provided on pages 78-79 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Bala Padmakumar
Bala Padmakumar

cc:	Ze’-ev D. Eiger, Esq. Arila E. Zhou, Esq.
Robinson & Cole LLP